

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

Via E-mail
James Dale
Chairman and Chief Executive Officer
Panache Beverage, Inc.
40W. 23rd Street, 2nd Floor
New York, NY 10001

Re: **Panache Beverage, Inc.**
Amendment No. 2 to Form 8-K
Filed January 11, 2012
File No. 000-52670

Dear Mr. Dale:

We have reviewed your amended Form 8-K filed on January 11, 2012 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on August 24, 2011 as amended on January 11, 2012

General

1. As of the date of this letter, you have not responded to our December 22, 2011 letter. Thus, please provide a response letter addressing the comments in our letter dated December 22, 2011, which requested you amend your Form 8-K to provide disclosure indicating BMX Development Corporation was a shell company at the time of the acquisition of Panache LLC. If you disagree with our comments, pursuant to the staff's telephone conversation with you on January 13, 2012, provide a detailed analysis discussing why you believe BMX Development Corporation was not a shell prior to the acquisition of Panache LLC.

Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revenue recognition, page 11

2.   Please tell us in detail about the objective and subjective right of return criteria that are in
        your sales contracts.

Note 2 – Accounts Receivable, page 12

3.   Please tell us in detail what open credit term means as it applies to your accounts
        receivable. Tell us in detail the terms specified in your contracts regarding this issue.

Note 3 – Prepaid Expenses, page 12

4.   Tell us and disclose in detail in future filings your rationale under the accounting
        literature for valuing the access to a third party's out of home media space at $3 million;
        your financial reporting for the production and installment costs of up to $250,000 will be
        incurred on behalf of Wodka; and your amortization method for these prepaid expenses.
        Tell us in detail what comprises these items.

Note 12 – Non-Controlling Interests, page 12

5.   Tell us and disclose in detail in future filings the methodology under your Limited
        Liability Partnership Agreement for allocating losses, profits, capital and any special
        allocations. Show us how you applied these provisions to the determination of the Loss
        Attributable to Non-Controlling Interests of $(2,173,112).

Form 10-Q for the Quarterly Period Ended September 30, 2011

6.   Please revise to reflect the audited financial statements for December 31, 2010 provided
        in Form 8-K Amendment No. 2 filed January 11, 2012. Please revise your disclosures
        and calculations supporting the amounts in your financial statements for the three months
        and nine months ended September 30, 2011, as appropriate.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the

      financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director